

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2012

Via E-Mail
Jennifer Li
Chief Financial Officer
Baidu, Inc.
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

> **Re: Baidu, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2011**
> **File No. 000-51469**

Dear Ms. Li:

We have reviewed your letter dated July 12, 2012 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 27, 2012.

Form 20-F for the Fiscal Year Ended December 31, 2011

Notes to the Consolidated Financial Statements

Note 3. Business Combination

Acquisition of Qunar, page F-30

1.   We note your disclosure that the fair value of the redeemable noncontrolling interest was estimated using the income approach based on significant inputs that are not observable in the market, and based on inputs that market participants would consider when estimating equity fair value of the same industry. However, your response to prior comment 7 indicates that the initial carrying value of the redeemable noncontrolling

interest was recorded at its fair value on the acquisition date, which equaled the fixed redemption amount of US$146 million, as the noncontrolling interest is immediately redeemable. Please reconcile these statements and revise your disclosures accordingly. Please provide us with any proposed revised disclosures.

Exhibits

2.   We note from your response to prior comment 4 that you did not file the renewed loan agreement relating to Baidu Pay given the lack of material difference in content to the original loan agreement dated March 5, 2010, which you previously filed as Exhibit 4.40 to the 2010 Form 20-F.   We refer you to Item 601(b)(10) of Regulation S-K which requires that all contracts which are material to a registrant be filed. As such, please amend your December 31, 2011 Form 20-F to include this agreement as an Exhibit. In addition, please include in your Form 20-F/A filing the correction to Exhibit 4.58 as discussed in prior comment 13.

         You may contact Laura Veator, Staff Accountant at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief